Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve Months Ended	Year Ended December 31
	June 30, 2005	2004	2003	2002	2001(1)	2000(1)

Earnings:
Net income (2)	$91,583	$83,146	$85,587	$97,137	$44,495	$56,901
Income taxes	60,342	53,035	51,582	46,772	21,309	37,077
Equity in losses (income) of equity investee, net of distributions	48	(128)	511	1,859	463	-
Fixed Charges (See Below)	68,223	68,363	66,699	70,693	72,709	48,277
Less: Preferred stock dividend	8	13	23	32	758	1,017
Total adjusted earnings	$220,188	$204,403	$204,356	$216,429	$138,217	$141,238
Fixed charges:
Total interest expense	$67,309	$67,408	$66,135	$69,119	$70,745	$46,354
Interest component of rents	906	942	541	1,542	1,206	906
Preferred stock dividend	8	13	23	32	758	1,017
Total fixed charges	$68,223	$68,363	$66,699	$70,693	$72,709	$48,277

Ratio of earnings to fixed charges	3.2	3.0	3.1	3.1	1.9	2.9

(1)
Merger and integration related costs incurred for the years ended December 31, 2001 and 2000 totaled $2.8 million and $32.7 million, respectively. These costs relate primarily to employee and executive severance, transaction costs, and other merger, integration and restructuring activities.

As a result of merger integration activities, management has identified certain information systems that were retired in 2001. Accordingly, the useful lives of these assets were shortened to reflect that decision, resulting in additional depreciation expense. For the years ended December 31, 2001 and 2000, this additional depreciation expense was $9.6 million and $11.4 million, respectively.

In total, merger and integration related costs incurred for the years ended December 31, 2001 and 2000 were $12.4 million ($7.7 million after tax) and $44.1 million ($31.6 million after tax), respectively.

In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. Restructuring-related charges incurred during the year ended December 31, 2001 totaled $15.0 million ($9.3 million after tax).

(2)	Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

For the purpose of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary. Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary. The year ended December 31, 2000 includes merger-related costs of $31.6 million (after tax). In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. The year ended December 31, 2001 includes merger-related costs of $7.7 million (after tax) and restructuring-related charges of $9.3 million (after tax).